 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)

Real Goods Solar, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

75601N104
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 75601N104	Page 2 of 10 Pages

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1	Stiassni Capital Partners, LP		EIN: 55-0900784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		873,300
PERSON
WITH	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

873,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

873,300

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12	TYPE OF REPORTING PERSON

PN

SCHEDULE 13G

CUSIP No. 75601N104	Page 3 of 10 Pages

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1	Stiassni Capital, LLC		EIN: 55-0900784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH
873,300, all of which are held by Stiassni Capital Partners, LP (the "Fund"). Stiassni Capital, LLC ("LLC") is the general partner of the Fund.

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	8	SHARED DISPOSITIVE POWER

873,300, all of which are held by the Fund.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

873,300

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12	TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

CUSIP No. 75601N104	Page 4 of 10 Pages

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1	Nicholas C. Stiassni

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER
NUMBER OF
SHARES		86,800
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH
1,033,300

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH		86,800

	8	SHARED DISPOSITIVE POWER

1,033,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,120,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

CUSIP No. 75601N104	Page 5 of 10 Pages

Item 1.	Issuer.

(a)           The name of the issuer is Real Goods Solar, Inc. (the "Issuer").

(b)           The address of the Issuer's principal executive office is 833 South Boulder Road, Louisville, Colorado 80027-2452, U.S.A.

Item 2.	Reporting Person and Security.

(a)           Stiassni Capital Partners, LP (the "Fund") is a private investment limited partnership organized under California law.  The general partner of the Fund is Stiassni Capital, LLC ("LLC"), a California limited liability company.  Nicholas C. Stiassni is the Managing Member of LLC.  The Fund, LLC and Nicholas C. Stiassni are referred to herein as the "Reporting Persons."

(b)           The business address of the Fund, LLC and Nicholas C. Stiassni is 3400 Palos Verdes Drive West, Rancho Palos Verdes, California 90275.

(c)           The Fund is a California limited partnership.  LLC, its general partner, is a California limited liability company.

(d)           The title of the class of securities to which this statement relates is the Class A Common Stock of the Issuer, no par value (the "Class A Common Stock").

(e)           The CUSIP number is 75601N104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)           ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)           ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)           ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)           ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)           ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)            ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)           ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

SCHEDULE 13G

CUSIP No. 75601N104	Page 6 of 10 Pages

(h)           ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)            ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)            ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)           ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

On December 31, 2012, the Fund owned 873,300 shares of the Class A Common Stock of the Issuer.

LLC owned no securities of the Issuer directly.

Except for the custodial holdings discussed below, Nicholas C. Stiassni owned no securities of the Issuer directly.

The right to vote and the right to dispose of the shares owned by the Fund are shared among the Fund and both LLC and Nicholas C. Stiassni.

In addition to the shares held by the Fund, Nicholas C. Stiassni has the shared right to vote and to dispose of 160,000 shares held by his wife, Suzanne Stiassni, and the sole right to vote and to dispose of 86,800 shares which he holds as custodian for the following persons in the following amounts:

Nicholas Aston	300
Andrea Stiassni	25,500
Valerie and Bradley Aston	30,500
Laura Stiassni	30,500

SCHEDULE 13G

CUSIP No. 75601N104	Page 7 of 10 Pages

The Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, reported that as of November 12, 2012, the Issuer had 26,683,828 shares of the Class A Common Stock outstanding.  Accordingly, assuming that the Issuer had the same number of shares of the Class A Common Stock outstanding on December 31, 2012, the individual Reporting Persons had beneficial ownership of the following numbers of shares of the Class A Common Stock on December 31, 2012, which represented the following percentages of the Class A Common Stock outstanding:

	Shares Owned	Percentage

The Fund	873,300	3.3%

LLC	873,300	3.3%

Nicholas C. Stiassni	1,120,100	4.2%

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 75601N104	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this  statement is true, complete and correct.

Dated: January 31, 2013	STIASSNI CAPITAL PARTNERS, LP

	By:	STIASSNI CAPITAL, LLC,
its general partner

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

Dated: January 31, 2013	STIASSNI CAPITAL, LLC

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

Dated: January 31, 2013		/s/ Nicholas C. Stiassni
Nicholas C. Stiassni

SCHEDULE 13G

CUSIP No. 75601N104	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit A	Agreement of Joint Filing

SCHEDULE 13G

CUSIP No. 75601N104	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Real Goods Solar, Inc. beneficially owned by Stiassni Capital Partners, LP, Stiassni Capital, LLC and Nicholas C. Stiassni and such other holdings as may be reported therein.

Dated: January 31, 2013

STIASSNI CAPITAL PARTNERS, LP

	By:	STIASSNI CAPITAL, LLC, its general partner

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

STIASSNI CAPITAL, LLC

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

/s/ Nicholas C. Stiassni
Nicholas C. Stiassni